UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Forestar Group Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

346233109
(CUSIP Number)

Shahla Ali
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to:
George J. Mazin
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(Name, Address and Telephone Number of Person
Authorizsed to Receive Notices and Communications)

November 6, 2015
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  [   ]

(Page 1 of 14 Pages)
_________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346233109	SCHEDULE 13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,857,730 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,857,730 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,730 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.53%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 346233109	SCHEDULE 13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,117 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,117 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,117 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.32%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 346233109	SCHEDULE 13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,965,847 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,965,847 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,965,847 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.85%

14	TYPE OF REPORTING PERSON
PN; IA

CUSIP No. 346233109	SCHEDULE 13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,965,847 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,965,847 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,965,847 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.85%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 346233109	SCHEDULE 13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,965,847 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,965,847 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,965,847 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.85%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 346233109	SCHEDULE 13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,965,847 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,965,847 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,965,847 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.85%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 346233109	SCHEDULE 13D	Page 8 of 14 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $1.00 per share (“Common Shares”), of Forestar Group Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 6300 Bee Cave Road, Building Two, Suite 500, Austin, Texas 78746.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“DOF”); (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company “OFF” and together with DOF, the “Funds”); (iii) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”); (iv) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); (v) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II (“Asgard I”); and (vi) Clint D. Carlson, a citizen of the United States of America (“Mr. Carlson” and together with the Funds, Carlson Capital, Asgard II and Asgard I, the “Reporting Persons”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts (the “Accounts”). The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Persons used approximately $12,605,303 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the Common Shares because they believed that the Common Shares reported herein, when purchased, represented an attractive investment opportunity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the Common Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 346233109	SCHEDULE 13D	Page 9 of 14 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 1,965,847 Common Shares. Based upon a total of 33,616,255 Common Shares outstanding as of November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 6, 2015, the Reporting Persons’ shares represent approximately 5.85% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 1,857,730 Common Shares reported herein as owned by DOF, and (ii) the 108,117 Common Shares reported herein as owned by OFF.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividendg from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated November 9, 2015.

CUSIP No. 346233109	SCHEDULE 13D	Page 10 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 9, 2015

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 346233109	SCHEDULE 13D	Page 11 of 14 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

    The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I or Asgard II owns any Common Shares.
Asgard I

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 346233109	SCHEDULE 13D	Page 12 of 14 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS IN THE PAST
SIXTY DAYS

    The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty days, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	3,048	13.73	41,787.31	9/28/2015
Sell	65,559	13.6786	895,755.44	9/28/2015
Buy	72,387	13.0395	945,338.03	10/1/2015
Buy	30,713	14.4132	442,780.11	10/20/2015
Buy	14,175	14.3809	203,991.01	10/20/2015
Buy	3,402	14.3517	48,858.50	10/20/2015
Buy	8,315	14.3918	119,750.97	10/20/2015
Buy	9,451	14.4589	136,745.57	10/20/2015
Buy	21,263	14.4555	307,792.56	10/21/2015
Buy	44,132	14.4672	639,128.45	10/23/2015
Buy	189	14.24	2,692.02	10/26/2015
Buy	3,230	14.2945	46,203.53	10/26/2015
Buy	17,901	14.2979	256,125.72	10/26/2015
Buy	11,849	14.2059	168,444.20	10/27/2015
Buy	2,457	13.945	34,287.44	10/27/2015
Buy	190	13.9675	2,654.50	10/27/2015
Buy	1,530	13.97	21,389.40	10/27/2015
Buy	70,330	13.6452	959,913.08	11/4/2015
Buy	135,513	13.6823	1,856,162.22	11/4/2015
Buy	4,671	13.7496	64,271.09	11/4/2015
Buy	12,806	13.6656	175,129.73	11/4/2015
Buy	1,590	13.6539	21,725.60	11/4/2015
Buy	47,250	13.6876	647,447.85	11/5/2015
Buy	16,202	13.6716	221,563.97	11/5/2015
Buy	379	13.6575	5,179.98	11/5/2015
Buy	1,365	13.6674	18,669.65	11/5/2015
Buy	13,647	13.6806	186,835.61	11/5/2015
Buy	37,676	13.7369	517,683.32	11/5/2015
Buy	283,500	13.6	3,861,270.00	11/6/2015

CUSIP No. 346233109	SCHEDULE 13D	Page 13 of 14 Pages

Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	177	13.73	2426.62	9/28/2015
Sell	3,816	13.6786	52139.34	9/28/2015
Buy	4,213	13.0395	55019.67	10/1/2015
Buy	1,787	14.4132	25762.64	10/20/2015
Buy	825	14.3809	11872.49	10/20/2015
Buy	198	14.3517	2843.62	10/20/2015
Buy	485	14.3918	6984.87	10/20/2015
Buy	549	14.4589	7943.43	10/20/2015
Buy	1,237	14.4555	17906.19	10/21/2015
Buy	2,568	14.4672	37190.29	10/23/2015
Buy	11	14.24	156.68	10/26/2015
Buy	188	14.2945	2689.25	10/26/2015
Buy	1,042	14.2979	14908.83	10/26/2015
Buy	690	14.2059	9808.97	10/27/2015
Buy	143	13.945	1995.56	10/27/2015
Buy	10	13.9675	139.71	10/27/2015
Buy	90	13.97	1258.2	10/27/2015
Buy	4,093	13.6452	55864.13	11/4/2015
Buy	7,887	13.6823	108030.61	11/4/2015
Buy	271	13.7496	3728.85	11/4/2015
Buy	746	13.6656	10202	11/4/2015
Buy	93	13.6539	1270.74	11/4/2015
Buy	2,750	13.6876	37682.15	11/5/2015
Buy	943	13.6716	12895.62	11/5/2015
Buy	21	13.6575	287.02	11/5/2015
Buy	80	13.6674	1094.19	11/5/2015
Buy	794	13.6806	10870.34	11/5/2015
Buy	2,193	13.7369	30132.7	11/5/2015
Buy	16,500	13.6	224730	11/6/2015

SCHEDULE 13D	Page 14 of 14 Pages

Exhibit 1

 JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: November 9, 2015

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President